October 3, 2024

Kevin Kwilinski
Chief Executive Officer
Berry Global Group, Inc.
101 Oakley Street
Evansville, IN 47710

       Re: Berry Global Group, Inc.
           Registration Statement on Form S-4
           Filed September 25, 2024
           File No. 333-282333
Dear Kevin Kwilinski:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Tyler Mark, esq.